UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

LODESTAR MINING, INCORPORATED
(Name of Issuer)

Common Stock, $0.000001 per share
(Title of Class of Securities)

540208 105
(CUSIP Number)

Edward D. McDevitt, Esq.
Bowles Rice McDavid Graff & Love LLP
600 Quarrier Street
Charleston, West Virginia 25301
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540208 105

1.	Names of Reporting Persons. Ian McKinnon I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.8% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 4,010,000 shares of Common Stock issued and outstanding as of August 15, 2008

Item 1.  Security and Issuer

This statement relates to the common stock, $0.000001 value per share (the “Common Stock”), of Lodestar Mining, Incorporated, a Delaware corporation (the “Issuer”).  The Issuer’s principle executive offices are located at 400 Steeprock Drive, Toronto, ON Canada M3J 2X1.

Item 2.  Identity and Background

This statement is being filed on behalf of Ian McKinnon. Mr. McKinnon’s address is #1006 25 Scrivener Square, Toronto Ontario Canada M4W 3Y6. Mr. McKinnon is self employed and works from his home having an address of #1006 25 Scrivener Square, Toronto Ontario Canada M4W 3Y6. Mr. McKinnon has been the Chief Executive Officer and a director of Lodestar Mining, Incorporated since November 10, 2006.

During the last five years prior to the date hereof, Mr. McKinnon has not been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. McKinnon is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

On November 15, 2006, Ian McKinnon purchased 3,000,000 shares of common stock of Lodestar Mining, Incorporated at $0.01 per share for total consideration of $30,000. Mr. McKinnon paid for the shares out of his personal funds.

Item 4.  Purpose of Transaction

Mr. McKinnon acquired the 3,000,000 shares of common stock of Lodestar Mining, Incorporated for investment purposes. Depending on the general market and economic conditions affecting Lodestar Mining, Incorporated and other relevant factors, Mr. McKinnon may purchase additional securities of Lodestar Mining, Incorporated or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. McKinnon does not have any plans that would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

(a)           Aggregate number and percentage of class beneficially owned:

(i)            Mr. McKinnon owns 3,000,000 shares of Common Stock, constituting approximately 74.8% of the outstanding shares of Common Stock.

(b)           Number of shares as to which such person has:

(i) Sole Power to vote or to direct the vote: 3,000,000

(ii) Sole Power to dispose or to direct the disposition:  3,000,000

(c)           Transactions during the past 60 days:

During the past sixty days prior to the date hereof, Mr. McKinnon has not engaged in any transaction in the Issuer’s Common Stock.

(d)           No person, other than Mr. McKinnon, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. McKinnon.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of Mr. McKinnon, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008	/s/ Ian McKinnon
Ian McKinnon

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)